July 10, 2025

Alessandro Petruzzi
Chief Executive Officer
Terra Innovatum Global S.R.L.
Via Matteo Trenta 117
Lucca, Italy 55100

Gus Garcia
Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: Terra Innovatum Global S.R.L.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed June 26, 2025
           File No. 333-287271
Dear Alessandro Petruzzi and Gus Garcia:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 26, 2025 Summary, page 1

1. We note your revisions in response to prior comments 4 and 12. Please disclose on the cover page any material financing transactions since the initial public offering or that will occur in connection with the business combination, as previously requested.
       Also revise to state in the summary the information required by Item 1604(b)(5)
 July 10, 2025
Page 2

       regarding the May 2025 and June 2025 Bridge Loan.
Selected Financial Data of GSR III, page 18

2. Please revise the net income (loss) per share, average shares outstanding and total assets amounts on page 18 to agree with the amounts presented on pages F-2 and F-3.
Certain Unaudited Terra Innovatum Prospective Financial Information, page 78

3.     Refer to the disclosure added on page 80 in response to prior comment
23. In light of
       Terra Innovatum's stage of development, revise to clarify the material assumptions to which you refer, the basis underlying each assumption and how the assumptions relate to the number of deployments in each year. For example, it is unclear what
       "assessment of demand" was performed and how it resulted in the number of reactors to be sold in each year of deployment. It is similarly unclear how you determined the number of commercial contracts expected to be signed.
Opinion of GSR III's Financial Advisor, page 83

4. We note your response to prior comment 83. You define "Transaction Consideration"
       as the PubCo shares to be issued in exchange for GSR III Class A shares, so that definition appears to exclude any consideration issued to holders of equity of Terra
       Innovatum. The opinion in Annex E appears to be similarly limited in scope.
       Notwithstanding that:

             the third paragraph in this section says that the fairness opinion relates to the
           "Transaction Consideration" to be paid to shareholders of Terra Innovatum; and
             on page xxviii, you disclose the opinion relates to "the consideration to be paid by
           GSRIII in the Merger."

       Please reconcile. If the fairness opinion does not relate to what the SPAC is paying to acquire the target, ensure your disclosure throughout makes that clear. General

5. Please reconcile your response to prior comment 50 with the references to
       "employment agreements" on pages 3 and 75.
6.     We note your response to prior comment 52. Please revise to clarify how
Cayman
       Islands law handles treatment of fractional shares.
7.     Please disclose your response to prior comment 54.
8. We note your response to prior comment 56 and reissue. Specifically, please expand your disclosure to discuss the potential conflicts of interest of the target company officers, target company directors, and the target company.
 July 10, 2025
Page 3
9. We note your response to prior comment 61. Please revise to highlight the 10,000 votes per preferred share and the agreement you mention, including its material features, and file that agreement as an exhibit. Ensure your disclosure explains whether, and if so, how, holders of a single preferred share can divide the 10,000 votes to which they are entitled to be in the same proportion as all other holders who voted on a matter.
10.    Please address the last two sentences of prior comment 61.
11. We note your response to prior comment 59. Regardless of whether you are " not seeking to be treated" as a foreign private issuer or "intend to be treated" as a domestic issuer, it continues to appear that you may satisfy the definition of "foreign private issuer." Please provide your analysis of whether the combined company will be a foreign private issuer and, if so, add any appropriate risk factors.
12. Please reconcile your revisions added in response to prior comment 44 with your disclosure on page 72 that GSR III has completed over 20 successful business combinations since 2020. Also revise to clarify what you mean by "successful."

       Please contact SiSi Cheng at 202-551-5004 or Claire Erlanger at 202-551-3301 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing